Exhibit 21.

List of Subsidiaries

TNI BioTech International, Ltd., Tortola, British Virgin Islands. Incorporated in October 2012. Set up to market and sell Naltrexone outside the U.S.

TNI BioTech, LTD, United Kingdom. Incorporated in August 2013. Set up as a micro, small or medium-sized enterprise (“SME”) to be able to use administrative and financial assistance programs offered by the European Medicines Agency (“EMA”) specifically to SMEs.

Airmed Biopharma Limited, Dublin, Ireland. Incorporated March 2014. Set up to qualify for tax incentives for Irish holding/headquartered companies, and to benefit from the network of double tax treaties that reduce withholding taxes.

Airmed Holdings Limited, an Irish company domiciled in Bermuda. Incorporated March 2014. Set up to manage international distribution.

Prior to May 1, 2018, Cytocom, Inc., USA. Incorporated in December 2013. Set up to focus on conducting LDN and MENK clinical trials in the U.S. In May 2018, the Company deconsolidated Cytocom Inc.